EXHIBIT 99.1

China Lodging Group, Limited Announces Share Repurchase Program

SHANGHAI, China, April 20, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that its Board of Directors has approved a share repurchase program of up to $40 million, effective for one year from April 20, 2015.

Under the program, the Company is authorized to repurchase through open market its own outstanding American Depositary Shares ("ADSs") with an aggregate value of up to $40 million, depending on market conditions and other factors, as well as in accordance with relevant rules under United States securities regulations. The repurchase program does not obligate China Lodging Group to make repurchases at any specific time. The share repurchase program will be funded by the Company's available cash balance.

"We believe the share repurchase program represents our confidence in our cash flow, and in the long-term outlook for the travel and lodging industry in China. Our fast-growing strategy, asset-light business model and solid operation have demonstrated strong capability for cash generating. We believe that the share repurchase program is consistent with the goal of increasing shareholder value," commented Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com